VÝ3/1210

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

A14 3/11/2004

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

04004750

SEC FILE NUMBER
8- 52348

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 _____ AND ENDING December 31, 2003 _____

_____MM/DD/YY_____MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
        Hudson Housing Securities LLC
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

630 Fifth Avenue, 23rd Floor _____

_____(No. and Street)

New York _____ New York _____ 10111 _____
_____(City)_____(State)_____(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph Macari, Chief Operating Officer _____ (212)218-4477 _____
_____(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reznick Fedder & Silverman _____
_____(Name – *if individual, state last, first, middle name*)

7700 Old Georgetown Road, Suite 400	Bethesda	MD	20814-6224
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

RECEIVED
FEB 27 2004
WASH. D.C.
155

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Joseph Macari_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Hudson Housing Securities LLC_____ , as
of December 31_____, 2003_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

JOSEPH CHAN
Notary Public, State of New York
01CH6020174, Kings County
Expires: 02/22/07

_____
Signature

COO, Hudson Housing Securities LLC
Title

_____
(Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

HUDSON HOUSING SECURITIES LLC

DECEMBER 31, 2003

Hudson Housing Securities LLC

TABLE OF CONTENTS



Reznick Fedder & Silverman
Certified Public Accountants · A Professional Corporation

7700 Old Georgetown Road, Suite 400
Bethesda, MD 20814-6224
301.652.9100 Phone
301.652.1848 Fax
www.rfs.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Hudson Housing Securities LLC

We have audited the accompanying statement of financial condition of Hudson Housing Securities LLC, a wholly-owned subsidiary of JER Hudson Housing Capital LLC, as of December 31, 2003, and the related statements of income, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hudson Housing Securities LLC as of December 31, 2003, and the results of its operations, changes in member's equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 through 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reznick Fedder & Silverman

Bethesda, Maryland
January 20, 2004

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ATLANTA • BALTIMORE • BETHESDA • CHARLOTTE • SACRAMENTO

Hudson Housing Securities LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

Cash	$	232,199
Fees receivable		15,000
Total assets	$	247,199

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable	$	4,552
Due to affiliate		27,775
Total liabilities		32,327
Member's equity		214,873
Total liabilities and member's equity	$	247,199

The accompanying notes are an integral part of this financial statement.

Hudson Housing Securities LLC

STATEMENT OF INCOME

Year ended December 31, 2003

Revenue

Placement fees	$	522,569
Other		770
Total revenue		523.339

Expense

Dues and filing fees	8,873
Professional fees	33,102
Occupancy	2,009
Salaries	19,867
Travel	2,362
Miscellaneous	3.470
Total expenses	69.683

Net income	$	453,656

The accompanying notes are an integral part of this financial statement.

Hudson Housing Securities LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year ended December 31, 2003

Balance, December 31, 2002	$	60,350
Capital contribution		42,357
Distributions		(341,490)
Net income		453,656
Balance, December 31, 2003	$	214,873

The accompanying notes are an integral part of this financial statement.

Hudson Housing Securities LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2003

Cash flows from operating activities		
Reconciliation of net income to net cash provided by operating activities		
Net income	$	453,656
Decrease in fees receivable		35,000
Increase in accounts payable		4,552
Net cash provided by operating activities		493,207
Cash flows from financing activities		
Capital contribution		42,357
Distributions		(341,490)
Advances from affiliate, net		27,775
Net cash used in financing activities		(271,358)
NET INCREASE IN CASH		221,849
Cash, beginning of year		10,350
Cash, end of year	$	232,199

The accompanying notes are an integral part of this financial statement.

Hudson Housing Securities LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

1. Organization and Summary of Significant Accounting Policies

    Hudson Housing Securities LLC (the "Company"), a Delaware corporation, is a wholly-owned subsidiary of
    JER Hudson Housing Capital LLC ("JER Hudson"). The Company is registered as a broker-dealer with the
    Securities and Exchange Commission ("SEC") and is a broker-dealer member firm of the National Association
    of Securities Dealers ("NASD").

    Use of estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the
    United States of America requires management to make estimates and assumptions that affect the reported
    amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial
    statements and the reported amounts of revenue and expenses during the reporting period. Actual results could
    differ from those estimates.

    Fees receivable

    Fees receivable consists of placement fees due from affiliated investor limited partnerships.

    Revenue recognition

    The Company earns substantially all of its revenue through fees earned in connection with the sale of limited
    partnership interests in investment partnerships managed and syndicated by affiliates. Revenue is recognized
    upon admission of limited partners in the affiliated investor limited partnership.

2. Related Party Agreements

    Under an agreement with JER Hudson, certain operating and administrative costs incurred by the Company are
    paid by JER Hudson on behalf of the Company. Prior to December 1, 2003, the Company recorded these
    transactions as contributed capital, totaling $37,357 in 2003. Effective December 1, 2003, the Company entered
    into a Management and Expense Sharing Agreement (the "Agreement) with JER Hudson, which superceded the
    previous agreement. Under the Agreement, certain operating and administrative costs incurred by the Company
    will continue to be paid by JER Hudson, including such additional costs as salaries and occupancy costs which
    previously had not been charged to the Company. The Company will reimburse JER Hudson for such costs
    incurred on behalf of the Company. During the year ended December 31, 2003, the services totaled $65,132
    and $27,775 is payable to JER Hudson at December 31, 2003.

3. Net Capital Requirements

    The Company is in compliance with the net capital requirements of the SEC as well as the NASD. The
    Company is subject to the SEC "Uniform Net Capital Rule," which requires the maintenance of minimum net
    capital, as defined, of $5,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, not
    exceed 15-to-1. Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31,
    2003, the Company had net capital of $199,873. The Company had indebtedness of $32,326 at December 31,
    2003, and, accordingly, the ratio of aggregate indebtedness to net capital was .16-to-1 at December 31, 2003.

SUPPLEMENTAL INFORMATION

Hudson Housing Securities LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2003

COMPUTATION OF NET CAPITAL

<u>Line</u>

1. Total ownership equity from statement of financial condition	$	214,873
5. Total capital and allowable subordinated liabilities		214,873
6. Deduction: Nonallowable assets		15,000
10. Net capital	$	199,873

There are no material differences in the computation of net capital between this audited report and the unaudited Focus Report (Part IIA - Form X-17A-5).

Hudson Housing Securities LLC

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT AND
COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER RULE
15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Line

11. Minimum net capital required	$	2.155
12. Minimum dollar net capital requirement of reporting broker or dealer	$	5.000
13. Net capital requirement	$	5.000
14. Excess net capital	$	194.873
15. Excess net capital at 1000%	$	196.640

COMPUTATION OF AGGREGATE INDEBTEDNESS

19. Total aggregate indebtedness from statement of financial condition	$	32.327
20. Percentage of aggregate indebtedness to net capital		16%

There are no material differences in the computation of net capital between this audited report and the unaudited Focus Report (Part IIA - Form X-17A-5).

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Hudson Housing Securities LLC

EXEMPTION FROM REQUIREMENTS UNDER RULE 15c3-3

December 31, 2003

The Company claims exemption under provisions of Rule 15c3-3 under paragraph (k)(2)(1) and was in compliance with the condition of such exemption.

The Company is not required to furnish information relating to possession or control requirements because it is exempt from Rule 15c3-3.

Hudson Housing Securities LLC

SIPC ASSESSMENT

December 31, 2003

The Company, as a member of The Securities Investor Protection Corporation, has been assessed $150 for the year ended December 31, 2003. This assessment has been paid as of December 31, 2003.



Reznick Fedder & Silverman
Certified Public Accountants • A Professional Corporation

7700 Old Georgetown Road, Suite 400
Bethesda, MD 20814-6224
301.652.9100 Phone
301.652.1848 Fax
www.rfs.com

INDEPENDENT AUDITORS' REPORT
ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5

To the Member of
Hudson Housing Securities LLC

In planning and performing our audit of the financial statements of Hudson Housing Securities LLC (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the basic financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11) and (2) procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; and (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

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ATLANTA • BALTIMORE • BETHESDA • CHARLOTTE • SACRAMENTO

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Reznick Fedder & Silverman

Bethesda, Maryland
January 20, 2004